SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 6, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Enclosures:

Nokia stock exchange release dated May 6, 2010: Kallasvuo addresses Nokia AGM, says 2010 a key year

PRESS RELEASE

May 6, 2010

Nokia Corporation
Stock Exchange Release
May 6, 2010 at 15.10 (CET +1)

Kallasvuo addresses Nokia AGM, says 2010 a key year

Helsinki, Finland — Nokia has built a solid foundation for future success, CEO Olli-Pekka Kallasvuo told shareholders Thursday.

“By combining services with devices, Nokia is in a stronger position to grow and create more value for our shareholders,” Kallasvuo said.  “We still have plenty of work to do, but we have built a solid foundation.  We believe in our strategy.”

Nokia’s strategy is based on the vision of a future that is truly mobile.  People increasingly live their lives in ways that are free from the constraints of place; they want to be able to access and experience the things that matter to them, and share those experiences with others, wherever they are and whatever they happen to be doing.

Kallasvuo said about 83 million people around the world are already registered active users of Nokia services, which increasingly are included with the purchase of a Nokia mobile device.

As evidence of Nokia’s achievements thus far, Kallasvuo cited the following statistics:

• The Ovi Store, which opened a year ago this month, is now averaging about 1.7 million downloads a day. There are also localized versions of the store in 18 countries, supporting 30 different languages.

• Nokia’s free pedestrian and car navigation software has been downloaded more than 10 million times since it was launched in January.  The service is now available for more than 70 countries and in more than 45 languages.

• Comes With Music, which makes millions of songs available for download at no extra cost for up to a year with the purchase of certain Nokia devices, was recently launched in China and India — two of the world’s largest and fastest-growing markets.

• Nokia Messaging is growing rapidly, supported by more than 70 operators globally.

• Ovi Mail, which is targeting the billions of potential first-time e-mail users around the world, has registered 8 million subscriptions.  That’s a rate of about 1 million subscribers a month.

• Nokia Life Tools is providing people in India and Indonesia with agricultural information, educational services and entertainment.  In less than a year, it has attracted more than 1.5 million paying subscribers, and Kallasvuo announced the service will soon be extended to China.

Kallasvuo said the rapidly growing demand for applications, games and other mobile content is no longer just a Western phenomenon.  “It’s a global trend that plays to one of Nokia’s strengths, our global presence,” he said.

Kallasvuo cited the success of a Finnish company, Offscreen Technologies, which makes a variety of mobile applications.  People from virtually every country in the world have downloaded Offscreen’s apps with Nokia devices more than 25 million times.

In reviewing Nokia’s performance in 2009, Kallasvuo noted that the company sold 432 million devices worldwide — more than its top three competitors combined.  2009 marked Nokia’s 12th consecutive year as the world’s largest manufacturer of mobile devices.

But 2009, Kallasvuo noted, was a difficult year, due to a weak global economy.  “The recession coincided with our transformation, as well as changes in our device portfolio.  With all these factors together, it resulted in a decrease in operating profit and earnings per share, compared with 2008.  Despite the challenging conditions, Nokia continued to maintain strict controls on costs and has maintained a solid financial position,” Kallasvuo said.

This year, Nokia is planning to introduce a new generation of devices that is expected to help close the gap with the competition in high-end smartphones, Kallasvuo said.

“Our approach has been to concentrate on fewer, competitive products that bring the features of Symbian-based smartphones to more and more people around the world. And we are well on our way to doing that.”

In addition, Nokia is continuously improving the experience and value of Ovi services that are tightly integrated with its devices, creating reasons for people to start using them and to come back again and again.

Kallasvuo expressed optimism about the MeeGo software platform, which will be used for Nokia’s next mobile computer.

“We are working hard to reclaim leadership in high-end smartphones and mobile computers.” he said.  “It is critical that we improve the customer experience with the usability of both our devices and our services.”

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.2 billion people connect to one another with a Nokia device - from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more.  Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Olli-Pekka Kallasvuo’s speech at Nokia Annual General Meeting will be available later today also at www.nokia.com/agm

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

2